Exhibit (a)(1)

COMMERCIAL METALS COMPANY’S BOARD RECOMMENDS STOCKHOLDERS REJECT

CARL ICAHN’S TENDER OFFER AND NOT TENDER THEIR SHARES

Unsolicited Offer is Opportunistic and Substantially Undervalues CMC

Files 14D-9 with SEC Detailing Reasons for Board’s Recommendation

Irving, Texas, December 19, 2011 – Commercial Metals Company (NYSE: CMC) today announced that its Board of Directors, after consultation with its independent legal and financial advisers, unanimously recommends that Commercial Metals Company (“CMC”) stockholders reject the unsolicited tender offer (the “Offer”) from IEP Metals Sub LLC, an affiliate of Carl Icahn (“Mr. Icahn”), to acquire CMC for $15.00 per share, as it substantially undervalues CMC, is opportunistic and is not in the best interests of its stockholders. The Company filed today a Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) detailing the reasons for its rejection of Mr. Icahn’s offer.

“It is the Board’s clear and unanimous belief that Mr. Icahn’s hostile offer substantially undervalues CMC and fails to reflect the long-term value potential of the Company,” said CMC Lead Director Anthony A. Massaro. “We believe this is an opportunistic attempt by Mr. Icahn to acquire CMC at a low point in the business cycle and at a time when the execution of our strategic plan – led by the Company’s new management team – is beginning to yield results. With his offer, Mr. Icahn is trying to take value for himself that rightfully belongs to CMC’s stockholders.”

Massaro added, “The CMC Board firmly believes that the continued pursuit of the Company’s strategy will deliver far greater value for CMC’s stockholders than Mr. Icahn’s offer and strongly recommends stockholders reject Mr. Icahn’s self-serving $15.00 per share offer and not tender their shares.”

In reaching its conclusion and making its recommendation, the Board considered numerous factors regarding the Offer, including, among others, the following:

•

The Board firmly believes that the execution of the strategic plan, led by the Company’s new management team, will deliver far greater value for the Company’s stockholders than that reflected in the Offer.

•	The Company is uniquely positioned to take advantage of the cycle recovery as a vertically integrated, low-cost steel producer with a significant international presence.

•	The steel industry faced a substantial downturn as a result of the global financial crisis, and the Company took decisive action to respond to these challenges.

•	Executing on the Company’s strategic plan is already delivering results.

•	The Offer fails to deliver a compelling valuation or meaningful premium, even when compared to the Company’s relatively depressed stock price.

•	Even Mr. Icahn has said that he believes the shares are “undervalued”[1]. If the Offer is consummated, Mr. Icahn’s gain would be at the expense of the Company’s other stockholders.

•	The Offer fails to deliver a meaningful premium. The shares have traded at near-historic lows during 2011. Nevertheless, the Offer provides the Company’s stockholders:

•	a significant discount of 17.1% to the Company’s 52-week high of $18.09 per share on February 17, 2011;

•	no premium to the Company’s stock price of $15.03 per share as recently as May 19, 2011;

[1]	Mr. Icahn’s Schedule 13D filed with the SEC on July 28, 2011

•	a small premium of 4.6% to the Company’s $14.34 stock price on July 27, 2011, when Mr. Icahn said that the Company’s shares were “undervalued”; and

•	a miniscule premium of 3.9% to the Company’s one-year average price of $14.43 per share (as of November 25, 2011).

•	The Offer is opportunistically timed.

•	The Offer is opportunistic due to the decline in the overall market and the Company’s stock price in the days preceding Icahn Enterprises’ initial proposal to acquire the Company.

•	The Offer has been launched at a trough in the business cycle, when the shares are trading at historically low levels.

•	Signs of improved results and a market turnaround are beginning to become apparent.

•	The Offer is an opportunistic attempt by Mr. Icahn to capture the benefits of recently implemented strategic initiatives before such benefits have been fully realized.

•	The Offer is financially inadequate.

•

The Board believes that the Offer substantially undervalues the Company. On December 18, 2011, each of Goldman, Sachs & Co. and Moelis & Company LLC delivered a written opinion to the Board that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders of shares (other than the offeror and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders.

•	The Board believes the numerous conditions to the Offer, as well as Mr. Icahn’s track record of unconsummated tender offers, create significant uncertainties about the Offer.

The full text of the Company’s 14D-9 filing is available on the SEC’s website, www.sec.gov and in the “Investor Relations” section of the Company’s website at www.cmc.com.

The Company’s financial advisers are Goldman, Sachs & Co. and Moelis & Company LLC, and its legal adviser is Sidley Austin LLP.

About Commercial Metals Company

Commercial Metals Company and subsidiaries manufacture, recycle and market steel and metal products, related materials and services through a network including steel minimills, steel fabrication and processing plants, construction-related product warehouses, a copper tube mill, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements. These forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although the Company believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, the Company undertakes no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise.

Developments that could impact the Company’s expectations include the following: absence of global economic recovery or possible recession relapse; solvency of financial institutions and their ability or willingness to lend; success or failure of governmental efforts to stimulate the economy, including restoring credit availability and confidence in a recovery; continued sovereign debt problems in Greece and other countries within the euro zone and other foreign zones; customer non-compliance with contracts; construction activity or lack thereof; decisions by governments affecting the level of steel imports, including tariffs and duties; litigation claims and settlements; difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes; metals pricing over which the Company exerts little influence; increased capacity and product availability from competing steel minimills and other steel suppliers, including import quantities and pricing; execution of cost minimization strategies; ability to retain key executives; court decisions and regulatory rulings; industry consolidation or changes in production capacity or utilization; global factors, including political and military uncertainties; currency fluctuations; interest rate changes; availability and pricing of raw materials, including scrap metal, energy, insurance and supply prices; passage of new, or interpretation of existing, environmental laws and regulations; severe weather, especially in Poland; the pace of overall economic activity, particularly in China; and business disruptions, costs and future events related to the tender offer and proxy contest initiated by Carl C. Icahn and affiliated entities.

Important Additional Information

CMC’s stockholders are strongly advised to carefully read CMC’s solicitation/recommendation statement on Schedule 14D-9, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2011, and any amendments or supplements thereto. CMC’s solicitation/recommendation statement sets forth the reasons for the recommendation of CMC’s Board of Directors and related information. Free copies of the solicitation/recommendation statement are available at the SEC’s web site at www.sec.gov, or at the CMC web site at www.cmc.com or by writing to CMC at 6565 N. MacArthur Blvd., Suite 800, Irving, Texas 75039, Attn: Corporate Secretary.

Contact:

Investors & Media:

Barbara Smith

Chief Financial Officer

214-689-4300

Or

Investors:

Larry Dennedy

MacKenzie Partners

212-929-5239

Media:

Debbie Miller/Chris Kittredge

Sard Verbinnen & Co

212-687-8080